Exhibit 99.1

Press Release

For Immediate Release

(Incorporated in Cayman Islands with limited liabilities)

(NYSE: TMDE)

TMD Energy Limited Reports Its Financial Results for the Six Months Transition Period Ended June 30, 2025

Kuala Lumpur, Malaysia, September 29, 2025 (GLOBE NEWSWIRE) -- TMD Energy Limited (NYSE AMERICAN: TMDE) (“we” or the “Company” or “TMDEL”), together with its subsidiaries (the “Group” or “TMDEL Group”) is a Malaysia and Singapore based service provider engaged in integrated bunkering services segment which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services, today reported its financial results for the six months transition period from January 1, 2025 to June 30, 2025 (“6M2025”) and filed the transition financial report on Form 20-F for 6M2025 with the United States Securities and Exchange Commission (the “SEC”). The board of directors of the Company approved a change in the Company’s fiscal year end from December 31 to June 30 with effect from May 16, 2025, to align with the fiscal year end of its holding company, Straits Energy Resources Berhad. As a result, the Company is required to file a transition report on Form 20-F for 6M2025 with the SEC.

Key Financial Highlights for 6M2025

●	Group revenue was $276.3 million for the 6M2025, down 22.7% as bunkering volumes fell 11.2% compared to six months ended June 30, 2024 (“6M2024”) as the global economy and shipping industry faces significant challenges arising from the tariff crisis and its uncertainties.

●	Gross profit was $4.0 million, with gross profit margin at 1.4% for 6M2025, compared to 1.6% in 6M2024.

●	Net loss was $4.5 million for the 6M2025, compared to net income of $1.1 million during 6M2024.

Financial Performance Overview

The Company reported an overall revenue of $276.3 million for the 6M2025, a decrease of 22.7%, or $81.2 million from $357.5 million during 6M2024 due to decrease in sales from the bunkering service segment as it contributed more than 99% of TMDEL’s revenue for the 6M2025, which was offset by a slight increase in ship management services. The volume of oil cargo bunkered decreased by approximately 11.2%, from 578,614 metric ton for the 6M2024 to 514,025 metric ton for the 6M2025 mainly as a result of the tariff crisis in early 2025, which was marked by broad new tariffs and frequent changes in implementation timelines and tariff rates, extreme disrupting global shipping schedules and cargo flows. These disruptions, together with weaker global consumption and softer economic growth, reduced overall demand for marine fuel and directly resulted in decline in oil cargo bunkered. In addition, weaker shipping activity and softer global consumption further depressed oil prices and deteriorated our performance for the 6M2025.

Gross profit margin decreased by 0.2% to 1.4% for the 6M2025, from 1.6% for the 6M2024. This was primarily due to higher operational expenses in oil bunkering services, arising from delays in vessel shipping schedules and inflationary cost pressures.

The Company recorded a net loss of $4.5 million for the 6M2025, mainly due to a foreign exchange losses recorded of $1.5 million arising from the weakening of USD against RM and SGD for the subsidiaries that uses RM and SGD as their functional currencies, which reduced the subsidiaries’ local-currency value of USD-denominated cash, receivables, and payables, as well as higher interest expenses of $2.8 million arising from increased utilization of trade financing facilities to meet the suppliers’ tightening credit squeeze.

Dato’ Sri Kam Choy Ho, Director and Chief Executive Officer of the Company commented, “In 6M2025 we delivered a revenue of $276.3 million, down about 22.7% as bunkering volumes eased by over 11.2% despite the significant challenges of the tariff and geopolitical crisis. Gross margin narrowed amid rising operating costs, while tight control of marketing expenditure and a marginal increase in administrative expenses enhance operational efficiency. Foreign currency exchange loss and higher finance charges mainly contributed a net loss for the period. The loss for the period was as a result of a combination of factors from climate change and global economic uncertainties, such as the tariff crisis, global trade war, geopolitical tension and continued volatility in global oil prices. These caused major disruptions in shipping schedules and general slowdown in the shipping industry, which led to significant reduced demand for bunkering services.

“Looking ahead, we aim to optimize fleet deployment, to look into possibility of expanding our portfolio of high-margin ship-management contracts and accelerate cost efficiencies through digital tools and automation. We are also evaluating a prudent FX-hedging program and advancing our sustainability decarbonization roadmap, including the transition to lower-carbon marine fuels and bioenergy segment.”

Strategic Business Expansion

TMDEL through its subsidiary, Tumpuan Megah Development Sdn Bhd is the first Malaysian industry player to achieve International Sustainability and Carbon Certification (“ISCC EU”) as a biofuel supplier and trader, spreading the industry’s efforts to lower shipping’s carbon footprint. This achievement underscores TMDEL’s leadership in supporting the maritime industry’s transition to low-carbon shipping, while ensuring compliance with the EU’s sustainability and greenhouse gas emission-saving standards. Looking ahead, TMDEL will continue to explore partnerships and initiatives that support its transition into sustainable energy solutions, enhance compliance with global ESG standards, and reinforce the resilience of its business model.

On May 21, 2025 the Company announced a strategic expansion into oil waste collection, marking a significant enhancement of its Environmental, Social, and Governance commitments. This initiative aims to collect sludge oil and used cooking oil and sell to third-party partners for processing into biodiesel, which also helps diversify the Company’s revenue streams.

On June 18, 2025 the Company entered into a Memorandum of Agreement with ISCC-EU certified Malaysian-based bioenergy firm Double Corporate Sdn Bhd to explore a strategic collaboration for the EU and Asia market. This collaboration which is expected to be completed soon marks a new milestone towards TMDEL’s strategy to expand into sustainable and alternative fuel energy sectors.

About TMD Energy Limited

TMD Energy Limited and its subsidiaries are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil of which include high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. TMDEL Group is also involved in the provision of ship management services for in-house and external vessels, as well as vessels chartering. As of today, TMDEL Group operates in 19 ports across Malaysia with a fleet of 15 bunkering vessels.

For more information about our Company and its business activities, please visit our website at: www.tmdel.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, the Company’s Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, result of operations, business strategy and financial needs.  Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.  Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the SEC.

For investor and media inquiries, please contact:

TMD ENERGY LIMITED

e-Mail : corporate@tmdel.com

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